EXHIBIT 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,
(Dollars in millions)		2006		2005		2004		2003		2002

EXCLUDING INTEREST ON DEPOSITS:
Pre-tax income from continuing operations, as reported		$1,771		$1,432		$1,192		$1,112		$1,555
Share of pre-tax income (loss) of unconsolidated affiliates		43		16		39		11		(1)
Fixed charges		1,384		948		481		424		552
Earnings	(A)	$3,198		$2,396		$1,712		$1,547		$2,106
Interest on other short-term borrowings		$1,145		$753		$315		$279		$426
Interest on long-term debt, including amortization of debt issuance costs		140		100		68		69		71
Portion of rents representative of the interest factor in long-term leases (1)		99		95		98		76		55
Fixed Charges	(B)	$1,384		$948		$481		$424		$552
Consolidated ratio of earnings to fixed charges excluding interest on deposits	(A)/(B)	2.31	x	2.53	x	3.56	x	3.65	x	3.82	x
INCLUDING INTEREST ON DEPOSITS:
Pre-tax income from continuing operations, as reported		$1,771		$1,432		$1,192		$1,112		$1,555
Share of pre-tax income (loss) of unconsolidated subsidiaries		43		16		39		11		(1)
Fixed charges		3,275		2,080		993		796		1,050
Earnings	(C)	$5,089		$3,528		$2,224		$1,919		$2,604
Interest on other short-term borrowings and deposits		$3,036		$1,885		$827		$651		$924
Interest on long-term debt, including amortization of debt issuance costs		140		100		68		69		71
Portion of rents representative of the interest factor in long-term leases (1)		99		95		98		76		55
Fixed Charges	(D)	$3,275		$2,080		$993		$796		$1,050
Consolidated ratio of earnings to fixed charges including interest on deposits	(C)/(D)	1.55	x	1.70	x	2.24	x	2.41	x	2.48	x

(1)      The interest factor on long-term operating leases was estimated using one-third of rental expense. The interest factor on long-term capital leases was equal to the amount recorded as interest expense in the consolidated statement of income.